NORTHWEST		Suite 704, 595 Howe Street, Box 35 Vancouver, BC, Canada V6C 2T5 Telephone: (604) 687-5792 Fax: (604) 687-6650
LAW GROUP
Stephen F.X. O’Neill* Alan H. Finlayson Charles C. Hethey* Maryna M. O’Neill* Angie Ko*	Michael F. Provenzano Christian I. Cu* Brian S.R. O’Neill* Vladislav V. Ioukhyma*

January 23, 2023

VIA EDGAR

UNITED STATES SECURITIES AND

EXCHANGE COMMISSION

100 F Street, NE

Washington, DC 20549

Attention:  Perry Hindin, Division of Corporation Finance Office of Mergers & Acquisition

Dear Perry Hindin:

RE:        I-Minerals Inc. (the “Company”)

 Schedule 13E-3 filed on January 4, 2023 (the “Schedule 13E”)

 File No. 005-89452

 Preliminary Proxy Statement on Schedule 14A filed on January 3, 2023 (the “Proxy Statement”)

 File No. 000-55321

We write on behalf of the Company in response to your comment letter dated January 18, 2023 (the “Comment Letter”) regarding the Company’s Schedule 13E and Proxy Statement. Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to its preliminary Proxy Statement.

Capitalized terms used and not otherwise defined herein have the meanings given to such terms in the Proxy Statement. Your comments are included below and the Company’s response in bold follows.

Terms and Consideration, page vi

1.

Refer to the last bullet point on page vi and the first bullet point on page vii. Please expand the disclosure to explain the difference between the Set Off described on page vi and the "balance of debt owed to BV" transfer described on page vii. In addition, please also expand the disclosure to indicate whether the Company will owe BV Lending any additional funds related to the $450,000 promissory note to the extent that any expected tax refund is less than $450,000.

Response: The Proxy Statement has been updated. Please see page vi and vii of the Proxy Statement.

Reasons for the Recommendation of the Company's Special Committee and the Company's Board, page 11

2.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34- 17719 (April 13, 1981). Please revise this section of the proxy statement to include the factors described in clauses (i), (iii), (iv), (v) and (viii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the Board’s fairness determination.

Northwest Law Group is an association of independent lawyers, law corporations and a limited liability partnership of law corporations.
*Practicing through O’Neill Law LLP. O’Neill Law LLP has lawyers licensed to practice in the Province of British Columbia and Arizona, Nevada, New York and Washington States

NORTHWEST LAW GROUP

Response: The Proxy Statement has been updated to include the factors described in clauses (i), (iii), (iv) and (v). Please see page 12 of the Proxy Statement. The Company is of the opinion that factor (viii) was not deemed relevant to the Board’s fairness determination because the Company have not received any firm offers made by any unaffiliated person during the past two years for any of the transactions contemplated therein.

Shareholder Approval, page 13

3.

Refer to clause (ii) in this paragraph. Please advise if the terms "interested parties," "related parties" and "joint actors" include officers and directors of the Company. Please note that the staff considers officers and directors of the Company to be affiliates when considering whether the reference is sufficiently specific to satisfy Item 1014(c) of Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act Rule 13e- 3(a)(1).

Response: The Proxy Statement has been updated to reflect that only the affiliates specified in MI-61-101 are excluded from the majority vote, not all affiliates of the Company (including Company directors and officers). Please see pages 14 and 29 of the Proxy Statement.

Certain Effects of the Disposition, page 14

4.	Please provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A. Refer to Exchange Act Rule 13e-3(e) and Item 7 of Schedule 13E-3.

Response: The Proxy Statement has been updated. Please see page 15 of the Proxy Statement.

General

5.	The order of the proposals described in the proxy statement does not match the order of the proposals on the proxy card itself. Please revise accordingly.

Response: The proxy card is revised. Please see attached.

If you have any questions on this matter, please do not hesitate to contact the undersigned by telephone at 604-687-5792 or cch@stockslaw.com.

Yours truly,

“Charles C. Hethey”

Charles C. Hethey**

CCH/ak

Enclosure(s)

** Practicing through a law corporation.